Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ONEMEDNET CORPORATION

OneMedNet Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the corporation is OneMedNet Corporation. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 8, 2021, was amended and restated on March 8, 2021 by the First Amended and Restated Certificate, and was amended and restated on April 6, 2021 by the Second Amended and Restated Certificate, which Second Amended and Restated Certificate was further amended by the First Amendment to the Second Amended and Restated Certificate on November 14, 2022 and the Second Amendment to the Second Amended and Restated Certificate on August 11, 2023, and was amended and restated on November 7, 2023 by the Third Amended and Restated Certificate (as so amended, the “Third Amended and Restated Certificate of Incorporation”).

SECOND: Section 4.1 of Article IV of the Third Amended and Restated Certificate of Incorporation is hereby amended by adding the following paragraphs as new paragraphs second and third to Section 4.1:

“Contingent and effective as of 12:01 a.m. Eastern time on September 29, 2026 (the “Effective Time”), each ten (10) shares of the Corporation’s Common Stock, par value $0.0001 per share (the “Common Stock”), issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0001 per share, of the Corporation (the “Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional share to the nearest whole share. No stockholders will receive cash in lieu of fractional shares.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

THIRD: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment so adopted (i) shall be effective as of 12:01 a.m. Eastern time on September 29, 2026, (ii) reads in full as set forth above and (iii) is hereby incorporated into the Third Amended and Restated Certificate of Incorporation by this reference. All other provisions of the Third Amended and Restated Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 25th day of September, 2026.

ONEMEDNET CORPORATION

By:	/s/ Aaron Green
Aaron Green
Chief Executive Officer